Centene Corporation

Centene Place

7711 Carondelet Avenue, Suite 800

St. Louis, Missouri 63105

May 20, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Centene Corporation
Registration Statement on Form S-3
File No. 333-124752
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Centene Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-124752) (the “Registration Statement”), so that it may become effective at 4:00 P.M. ET on May 23, 2005, or as soon thereafter as practicable.

The	Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
CENTENE CORPORATION

By:	/s/ Michael F. Neidorff
Name: Michael F. Neidorff Title: Chairman and Chief Executive Officer